Exhibit 99.6

CONSENT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

We consent to the reference to our Firm under the caption “Experts”, and to the incorporation by reference in the Registration Statement (No. 333-252957) on Form F-10 of Orla Mining Ltd. and the use herein of our report dated March 19, 2021, with respect to the consolidated balance sheet as at December 31, 2020, and the related consolidated statements of loss and comprehensive loss, cash flows, and changes in equity for the year then ended, included in this Annual Report on Form 40-F.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Vancouver, Canada

March 19, 2021